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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                          Ramsay Youth Services, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, par value $0.1
________________________________________________________________________________
                        (Title of Class of Securities)


                                  75158K 10 7
        _______________________________________________________________
                                (CUSIP Number)

                            Thomas M. Haythe, Esq.
                                Haythe & Curley
                                237 Park Avenue
                           New York, New York 10017
                                (212) 880-6000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 30, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Section)(Section)240.13d-1(e) 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (Section)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                ---------------------
  CUSIP NO.  75158K 10 7            13G                    PAGE 2 OF 5 PAGES
-------------------------                                ---------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Luis E. Lamela
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [_]
        Not applicable
------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

        PF, OO

------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                        [_]


------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

------------------------------------------------------------------------------

                     7.   SOLE VOTING POWER
                              1,744,957
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY               0

     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER
                              1,744,957
    REPORTING

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH                   0

------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,744,957
------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                               [_]

------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            6.4%

------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN

------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

          The title of the class of equity securities to which this statement on
Schedule 13D relates is the common stock, $.01 par value (the "Common Stock"), of Ramsay Youth Services, Inc. f/k/a Ramsay Health Care, Inc. ("RYSI"). The principal executive offices of RYSI are located at Columbus Center, One Alhambra Plaza, Suite 750, Coral Gables, Florida 33134.

Item  2.  Identity and Background.
          -----------------------

          This Schedule 13D is being filed by Luis E. Lamela ("Lamela").

          Lamela's current business address is c/o Ramsay Youth Services, Inc., Columbus Center, One Alhambra Plaza, Suite 750, Coral Gables, Florida 33134.

          Lamela is Chief Executive Officer and a director of RYSI. The principal business of RYSI is the provision of management programs and services for at-risk youth and related behavioral healthcare services. The principal address for RYSI is Ramsay Youth Services, Inc., One Alhambra Plaza, Suite 750, Coral Gables, Florida 33134.

          During the last five years, Lamela has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Lamela is currently a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          As an officer and director of RYSI, Lamela has acquired 115,000 currently exercisable options to purchase Common Stock pursuant (i) to RYSI's 1991 Stock Option Plan on April 29, 1993, (ii) to RYSI's 1995 Long Term Incentive Plan on November 5, 1996, (iii) to RYSI's 1991 Stock Option Plan on May 8, 1997 and (iv) to RYSI's 1996 Long Term Incentive Plan on July 30, 1997. On October 28, 1996, Lamela acquired shares of Common Stock in payment of certain director's fees owing to Lamela at that time.

          Lamela also received shares of Common Stock and options and warrants to purchase shares of Common Stock pursuant to (i) the merger on June 10, 1997 of Ramsay Managed Care, Inc. with and into a wholly owned subsidiary of RYSI and
(ii) the merger on October 1, 1997 of Summa Healthcare Group, Inc., of which Lamela was a stockholder, with and into a wholly owned subsidiary of RYSI.

          On October 30, 1998, Lamela acquired 888,889 shares of Common Stock at $1.125 per share pursuant to a private sale by RYSI.

Item 4.   Purpose of Transaction.
          ----------------------

          Lamela acquired the shares of Common Stock referred to in Item 3 for the purpose of investment.

          Lamela intends to continue to review his investment in RYSI.
Depending upon future evaluations or the business prospects of RYSI and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Lamela may determine to increase or decrease his investment in RYSI by acquiring or disposing of additional shares of Common Stock or other equity securities of RYSI.

Item 5.   Interest in Securities of Issuer
          --------------------------------

          (a) As of the close of business on February 1, 1999, Mr. Lamela beneficially owned, for purposes of Rule 13d-3 under the Act, 1,744,957 shares of Common Stock, constituting, to the best knowledge of Lamela, approximately 6.4% of the Common Stock (such amount consists of (x) 1,179,912 shares of Common Stock beneficially owned by Lamela, (y) 450,045 shares of Common Stock issuable upon the exercise of currently exercisable warrants and (z) 115,000 shares of Common Stock issuable upon the exercise of currently exercisable options owned directly by Lamela).

          (b) Lamela has shared power to vote or to direct the voting and to dispose or direct the disposition of zero shares of Common Stock, and sole power to vote or to direct the voting and to dispose or direct the disposition of 1,179,912 shares of Common Stock, 450,045 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock, and 115,000 shares issuable upon the exercise of currently exercisable options to purchase Common Stock.

          (c) Except as set forth in Item 3 of this Schedule 13D, during the past 60 days Lamela has not effected any transaction in the Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ----------------------------------------------------------------------
          Securities of Issuer
          --------------------

          Not applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.

Signature

          After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999

                              /s/ Luis E. Lamela
                              --------------------------------------
                                  Luis E. Lamela